As filed with the Securities and Exchange Commission on April 28, 2017
File No. 001-37966
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 2
to
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

SEACOR MARINE HOLDINGS INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	47-2564547 (IRS Employer Identification No.)
7910 Main Street, 2nd Floor Houma, LA (Address of Principal Executive Offices)	70360 (Zip Code)
Registrant’s telephone number, including area code: 985-876-5400
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each Class to be so Registered Common stock, par value $0.01	Name of Each Exchange on Which Each Class is to be Registered New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐    Accelerated filer ☐

Non-accelerated filer ☒    Smaller reporting company ☐

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INFORMATION INCLUDED IN INFORMATION STATEMENT
AND INCORPORATED BY REFERENCE IN FORM 10

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10
This Registration Statement on Form 10 (the “Form 10”) incorporates by reference information contained in the Information Statement filed as Exhibit 99.1 hereto (the “Information Statement”). The cross-reference table below identifies where the items required by Form 10 can be found in the Information Statement.

Item No.	Item Caption	Location in Information Statement
1.	Business	“Summary,” “Risk Factors” and “Business”
1A.	Risk Factors	“Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements”
2.	Financial Information
“Summary–Summary Historical Financial Data,” “Capitalization,” “Selected Historical Consolidated and Combined Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation”

3.	Properties	“Business–Properties”
4.	Security Ownership of Certain Beneficial Owners and Management	“Security Ownership by Certain Beneficial Owners and Management”
5.	Directors and Executive Officers	“Management”
6.	Executive Compensation	“Compensation of Executive Officers”
7.	Certain Relationships and Related Transactions, and Director Independence	“Risk Factors,” “Management” and “Certain Relationships and Related Party Transactions”
8.	Legal Proceedings	“Business–Legal Proceedings”
9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters	“Summary,” “Risk Factors,” “The Spin-Off,” “Capitalization,” “Dividend Policy” and “Description of Our Capital Stock”
10.	Recent Sales of Unregistered Securities	“Recent Sales of Unregistered Securities”
11.	Description of Registrant’s Securities to be Registered	“Description of Our Capital Stock”
12.	Indemnification of Directors and Officers	“Indemnification and Limitation of Liability of Directors and Officers”
13.	Financial Statements and Supplementary Data
“Summary–Summary Historical Financial Data,” “Selected Historical Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements” including the Financial Statements

14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	Not Applicable

ITEM 15.    Financial Statements and Exhibits
(a) Financial Statements
See “Index to Combined Financial Statements” beginning on page F-1 of the Information Statement.

(b) Exhibits.
The following documents are filed as exhibits hereto:

Exhibit Index		Exhibit Description
2.1	**	Form of Distribution Agreement between SEACOR Holdings Inc. and SEACOR Marine Holdings Inc.
3.1	*	Second Amended and Restated Certificate of Incorporation of SEACOR Marine Holdings Inc.
3.2	*	Second Amended and Restated Bylaws of SEACOR Marine Holdings Inc.
4.1
Note Purchase Agreement dated as of November 30, 2015, by and among SEACOR Marine Holdings Inc. and the Purchasers identified on Schedule A thereto (including therein the form of SEACOR Marine Holdings Inc. 3.75% Convertible Senior Notes due 2022 (the “3.75% Convertible Senior Notes”)) (incorporated herein by reference to Exhibit 4.4 of SEACOR Holdings Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on February 29, 2016 (File No. 001-112289)).

4.2
Amendment No.1 dated March 3, 2017 to the Note Purchase Agreement dated as of November 30, 2015, by and among SEACOR Marine Holdings Inc. and the Purchasers of the 3.75% Subsidiary Convertible Senior Notes (incorporated herein by reference to Exhibit 10.1 of SEACOR Holdings Inc. Current Report on Form 8-K filed with the Commission on March 3, 2017 (File No. 001-112289)).

4.3
Investment Agreement dated November 30, 2015, by and among SEACOR Holdings Inc., SEACOR Marine Holdings Inc. and the Investors named therein (the “Investment Agreement”) (incorporated herein by reference to Exhibit 4.5 of SEACOR Holdings Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on February 29, 2016 (File No. 001-112289)).

4.4
Registration Rights Agreement dated November 30, 2015, by and among SEACOR Marine Holdings Inc. and the holders of the 3.75% Convertible Senior Notes from time-to-time party thereto (incorporated herein by reference to Exhibit 4.7 of SEACOR Holdings Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on February 29, 2016 (File No. 001-112289)).

4.5	**
Loan Agreement, dated as of August 3, 2015, by and among Falcon Global LLC, Falcon Pearl LLC and Falcon Diamond LLC, as joint and several borrowers,  DNB Markets, Inc., Clifford Capital PTE. Ltd. and NIBC Band N.V. as mandated lead arrangers and DNB Markets, Inc. as book runner and DNB Bank ASA, New York Branch, as Facility Agent and Security Trustee and the financial institutions identified on Schedule 1 thereto, as Lenders.

10.1	*	Form of Transition Services Agreement between SEACOR Holdings Inc. and SEACOR Marine Holdings Inc.
10.2	*	Form of Transition Services Agreement between SEACOR Marine Holdings Inc. and SEACOR Holdings Inc.
10.3	**	Form of Tax Matters Agreement between SEACOR Holdings Inc. and SEACOR Marine Holdings Inc.
10.4	**	Form of Employee Matters Agreement between SEACOR Holdings Inc. and SEACOR Marine Holdings Inc.
10.5	**	Form of SEACOR Marine Holdings Inc. 2017 Equity Incentive Plan.
10.6	**	Form of SEACOR Marine Holdings Inc. 2017 Employee Stock Purchase Plan.
10.7	*	Form of Indemnification Agreement between SEACOR Marine Holdings Inc. and individual officers and directors.
10.8	**	Letter Agreement related to the Investment Agreement dated November 30, 2015 and attached hereto as Exhibit 4.3
21.1	**	List of subsidiaries of SEACOR Marine Holdings Inc.
99.1	**	Preliminary Information Statement of SEACOR Marine Holdings Inc., subject to completion, dated April 27, 2017.
____________
* Previously filed.
** Filed herewith.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SEACOR Marine Holdings Inc.

By:	/s/ MATTHEW CENAC
Name:	Matthew Cenac
Title:	Executive Vice President and
Chief Financial Officer

Dated: April 28, 2017

Exhibit Index		Exhibit Description
2.1	**	Form of Distribution Agreement between SEACOR Holdings Inc. and SEACOR Marine Holdings Inc.
3.1	*	Second Amended and Restated Certificate of Incorporation of SEACOR Marine Holdings Inc.
3.2	*	Second Amended and Restated Bylaws of SEACOR Marine Holdings Inc.
4.1
Note Purchase Agreement dated as of November 30, 2015, by and among SEACOR Marine Holdings Inc. and the Purchasers identified on Schedule A thereto (including therein the form of SEACOR Marine Holdings Inc. 3.75% Convertible Senior Notes due 2022 (the “3.75% Convertible Senior Notes”)) (incorporated herein by reference to Exhibit 4.4 of SEACOR Holdings Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on February 29, 2016 (File No. 001-112289)).

4.2
Amendment No.1 dated March 3, 2017 to the Note Purchase Agreement dated as of November 30, 2015, by and among SEACOR Marine Holdings Inc. and the Purchasers of the 3.75% Subsidiary Convertible Senior Notes (incorporated herein by reference to Exhibit 10.1 of SEACOR Holdings Inc. Current Report on Form 8-K filed with the Commission on March 3, 2017 (File No. 001-112289)).

4.3
Investment Agreement dated November 30, 2015, by and among SEACOR Holdings Inc., SEACOR Marine Holdings Inc. and the Investors named therein (the “Investment Agreement”) (incorporated herein by reference to Exhibit 4.5 of SEACOR Holdings Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on February 29, 2016 (File No. 001-112289)).

4.4
Registration Rights Agreement dated November 30, 2015, by and among SEACOR Marine Holdings Inc. and the holders of the 3.75% Convertible Senior Notes from time-to-time party thereto (incorporated herein by reference to Exhibit 4.7 of SEACOR Holdings Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on February 29, 2016 (File No. 001-112289)).

4.5	**
Loan Agreement, dated as of August 3, 2015, by and among Falcon Global LLC, Falcon Pearl LLC and Falcon Diamond LLC, as joint and several borrowers,  DNB Markets, Inc., Clifford Capital PTE. Ltd. and NIBC Band N.V. as mandated lead arrangers and DNB Markets, Inc. as book runner and DNB Bank ASA, New York Branch, as Facility Agent and Security Trustee and the financial institutions identified on Schedule 1 thereto, as Lenders.

10.1	*	Form of Transition Services Agreement between SEACOR Holdings Inc. and SEACOR Marine Holdings Inc.
10.2	*	Form of Transition Services Agreement between SEACOR Marine Holdings Inc. and SEACOR Holdings Inc.
10.3	**	Form of Tax Matters Agreement between SEACOR Holdings Inc. and SEACOR Marine Holdings Inc.
10.4	**	Form of Employee Matters Agreement between SEACOR Holdings Inc. and SEACOR Marine Holdings Inc.
10.5	*	Form of SEACOR Marine Holdings Inc. 2017 Equity Incentive Plan.
10.6	*	Form of SEACOR Marine Holdings Inc. 2017 Employee Stock Purchase Plan.
10.7	*	Form of Indemnification Agreement between SEACOR Marine Holdings Inc. and individual officers and directors.
10.8	**	Letter Agreement related to the Investment Agreement dated November 30, 2015 and attached hereto as Exhibit 4.3
21.1	**	List of subsidiaries of SEACOR Marine Holdings Inc.
99.1	**	Preliminary Information Statement of SEACOR Marine Holdings Inc., subject to completion, dated April 27, 2017.
____________
* Previously filed.
** Filed herewith.